Exhibit 99.1

120 Collins Street Melbourne 3000 Australia T +61 (0) 3 9283 3333 F +61 (0) 3 9283 3707
Media release

Rio Tinto and Chinalco to explore technology partnership

1 November 2013

Rio Tinto and Chinalco will explore a partnership to bring forward the next era of mining technology aimed at delivering significant value and re-shaping industry best practice.

Rio Tinto chief executive Sam Walsh and Chinalco president Sun Zhaoxue captured their intent in a Memorandum of Understanding (MoU) signed in Beijing.

Under the MoU, the parties aim to draw on their respective strengths to expedite the development of new mining technology and further develop Rio Tinto’s Mine of the Future™ programme.

The collaboration brings together Rio Tinto’s acknowledged global leadership in partnering to deliver mining innovation with the resources and expertise of Chinalco’s world-class research and development centres. The aim is to develop and deploy leading-edge technology to create safer working operations, improve environmental performance and increase the productivity of mining operations.

The focus will be on enhancing the value of both companies’ partner networks by allowing new ideas to be developed and applied at a faster pace and, at a lower cost.

Mr Walsh said “We have been in the business of producing metals and minerals for over 140 years. We wouldn’t have been as successful as a business without finding better ways of working and adapting to a changing world. The future leaders in our industry will be those companies that stay ahead of the game and keep applying fresh thought and practices to the business of mining. Together with Chinalco, we have the potential to deliver even more value for shareholders, by fully realising our pipeline of technology and innovation projects and taking next generation technologies through to full commercialisation and deployment”.

Chinalco chairman Xiong Weiping said “Chinalco embarks on a development path of transformation and innovation featuring the expansion from aluminium to comprehensive mining, and from domestic to overseas markets. Chinalco and Rio Tinto have explored and set up a new model of partnership as two international companies. The technical cooperation is of great significance for improving efficiency, reducing resource and energy consumption, developing green and safe mines, achieving sustainable development of resources and introducing innovation into economic growth. I hope this commercial cooperation approach of sincerity and mutual benefit can be widely applied into new-type partnerships among major international companies”.

Rio Tinto and Chinalco will work together to determine how best to capture the potential for cooperation in this area, and the arrangements contemplated by the MoU remain subject to the execution of a binding agreement.

Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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About Rio Tinto

Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and New York Stock Exchange listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.

Rio Tinto's business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, thermal and metallurgical coal, uranium, gold, industrial minerals (borax, titanium dioxide and salt) and iron ore. Activities span the world and are strongly represented in Australia and North America with significant businesses in Asia, Europe, Africa and South America.

About Chinalco

Chinalco is an international diversified mineral resources company and one of the largest diversified metals and mining companies in China. Chinalco is an industry leader in processing nonferrous minerals. It conducts exploration and mining, processes various mineral resources including bauxite, copper and other metals, and provides engineering and technical services to the mining industry. Headquartered in Beijing, Chinalco and its subsidiaries have operations in 22 provinces in China and 15 overseas offices in 10 countries and regions.

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Bruce Tobin	Rachel Storrs
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Galina Rogova
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Media Relations, EMEA / Americas	Investor Relations, London

Illtud Harri	Mark Shannon
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David Outhwaite	David Ovington
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Grant Donald
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